UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Northern Star Investment Corp. IV

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

66575B101

(CUSIP Number)

Northern Star Investment Corp. IV

c/o Graubard Miller

405 Lexington Avenue, 44th Floor

New York, New York 10174

(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Northern Star IV Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,766,667 (1) (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,766,667 (1) (2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,766,667 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares owned directly by Northern Star IV Sponsor LLC, and indirectly by its managing member, Jonathan J. Ledecky, the Issuer’s Chief Operating Officer and President and a Director on the Issuer’s Board of Directors. Mr. Ledecky disclaims beneficial ownership of the securities held by Northern Star IV Sponsor LLC, except to the extent of his pecuniary interest therein.

(2)	Represents 9,766,667 shares of the Issuer’s Class A common stock. Excludes 9,750,000 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)	The percent of Class A Common Stock in the table above is calculated on the basis of there having been 12,299,561 shares of Class A common stock outstanding pursuant to the Issuer’s Definitive Proxy on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024.

1.	NAMES OF REPORTING PERSONS Jonathan J. Ledecky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,766,667 (1) (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,766,667 (1) (2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,766,667 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Represents shares owned directly by Northern Star IV Sponsor LLC, and indirectly by its managing member, Jonathan J. Ledecky, the Issuer’s Chief Operating Officer and President and a Director on the Issuer’s Board of Directors. Mr. Ledecky disclaims beneficial ownership of the securities held by Northern Star IV Sponsor LLC, except to the extent of his pecuniary interest therein.

(2)	Represents 9,766,667 shares of the Issuer’s Class A common stock. Excludes 9,750,000 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)	The percent of Class A Common Stock in the table above is calculated on the basis of there having been 12,299,561 shares of Class A common stock outstanding pursuant to the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on March 15, 2024.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Original Schedule 13D”) filed May 17, 2023, on behalf of Northern Star IV Sponsor LLC, a Delaware limited liability company (“Sponsor”) and Sponsor’s managing member, Jonathan J. Ledecky, the Issuer’s Chief Operating Officer and President and a Director on the Issuer’s Board of Directors (Sponsor and Mr. Ledecky collectively, the “Reporting Persons”) with respect to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Northern Star Investment Corp. IV (the “Issuer”). Except as set forth below, the disclosure in the Original Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Original Schedule 13D.

Item 2. Identity and Background

Item 2(a)(i) of the Original Schedule 13D is hereby amended and restated to read as follows:

“(i)	Sponsor, the holder of record of 79.4% of the issued and outstanding shares of Class A Common Stock; and”

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

In November 2020, the Sponsor purchased 8,625,000 shares of Issuer Class B common stock (“Class B Common Stock”, such 8,625,000 shares the “Founder Shares”) for an aggregate price of $25,000. In March 2021, the Issuer effected a stock dividend (the “Dividend”) of approximately 0.167 shares for each outstanding share, resulting in the Sponsor holding 10,062,500 Founder Shares. Also in March 2021, Sponsor transferred an aggregate of 291,666 Founder Shares to the Chief Financial Officer and independent directors of the Issuer.

On March 4, 2021, the Issuer consummated its Initial Public Offering (the “IPO”) of 40,000,000 units, each consisting of one share of common stock and one-sixth of one warrant (“Warrant”) to purchase one share of common stock for $11.50 per share, including 5,000,000 units subject to the underwriters’ over-allotment option.

In a private placement (the “Private Placement”) that occurred simultaneously with the consummation of the IPO, Sponsor purchased an aggregate of 9,750,000 Warrants (“Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant, generating total proceeds of $9,750,000. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO deposited in the Issuer’s SPAC trust account (the “Trust Account”). The Private Placement Warrants are non-redeemable for cash and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees.

Sponsor had agreed to forfeit up to 1,312,500 Founder Shares to the extent that the underwriters’ over-allotment option in the IPO was not exercised in full. Accordingly, Sponsor forfeited 62,500 Founder Shares. That resulted in the Sponsor holding 9,708,334 Founder Shares of Class B Common Stock. The shares of Class B Common Stock automatically converted into shares of Class A Common Stock at the closing of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

On March 3, 2023, Sponsor elected to voluntarily convert its 9,708,334 shares of Class B Common Stock into an aggregate of 9,708,334 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock. On August 14, 2023, an independent director of the Issuer who had received Founder Shares prior to the IPO resigned from the Issuer’s board and transferred 58,333 Founder Shares back to the Sponsor in connection therewith.

On March 25, 2024, Sponsor elected to convert its remaining 58,333 shares of Class B Common Stock into an aggregate of 58,333 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock.

The source of funds for the acquisitions described above was the working capital of the Sponsor. The securities owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to securities of the issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As director and officer of the Issuer, Mr. Ledecky may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Sponsor

(a)	Sponsor beneficially owns 9,766,667 shares of Class A Common Stock (not including 9,750,000 shares of Class A Common Stock issuable upon the exercise of Private Placement Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 79.4% of the class of securities, based on there being 12,299,561 shares of Class A common stock outstanding pursuant to the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on March 15, 2024.

(b)	The number of shares of Class A Common Stock as to which the Sponsor has:

(i)	Sole power to vote or direct the vote: 9,766,667

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 9,766,667

(iv)	Shared power to dispose or direct the disposition: 0

(c)	Except as described in Item 6, during the past 60 days, Sponsor has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Mr. Ledecky

(a)	Mr. Ledecky beneficially owns 9,766,667 shares of Class A Common Stock (not including 9,750,000 shares of Class A Common Stock issuable upon the exercise of Private Placement Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 79.4% of the class of securities, based on there being 12,299,561 shares of Class A common stock outstanding pursuant to the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on March 15, 2024.

(b)	The number of shares of Class A Common Stock as to which Mr. Ledecky has:

(i)	Sole power to vote or direct the vote: 9,766,667

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 9,766,667

(iv)	Shared power to dispose or direct the disposition: 0

(c)	Except as described in Item 6, during the past 60 days, Mr. Ledecky has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The section of Item 6 of the Existing Schedule 13D entitled “Class B Common Stock” is hereby amended and restated in its entirety to read as follows:

In November 2020, the Sponsor purchased 8,625,000 Founder Shares for an aggregate price of $25,000. In March 2021, the Issuer issued the Dividend of approximately 0.167 shares for each outstanding share, resulting in the Sponsor holding 10,062,500 Founder Shares. Also in March 2021, Sponsor transferred an aggregate of 291,666 Founder Shares to the Chief Financial Officer and independent directors of the Issuer.

On March 4, 2021, the Issuer consummated its IPO of 40,000,000 units, each consisting of one share of common stock and one-sixth of one Warrant, including 5,000,000 units subject to the underwriters’ over-allotment option.

Prior to the IPO, Sponsor had agreed to forfeit up to 1,312,500 Founder Shares to the extent that the underwriters’ over-allotment option in the IPO was not exercised in full. Accordingly, Sponsor forfeited 62,500 Founder Shares. That resulted in the Sponsor holding 9,708,334 Founder Shares of Class B Common Stock.

On March 3, 2023, the Sponsor elected to convert all 9,708,334 shares of Class B Common Stock owned by it into an aggregate of 9,708,334 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock. On August 14, 2023, an independent director of the Issuer who had received Founder Shares prior to the IPO resigned from the Company’s board and in connection therewith transferred 58,333 Founder Shares back to the Sponsor.

On March 25, 2024, Sponsor elected to convert all remaining 58,333 shares of Class B Common Stock owned by it into an aggregate of 58,333 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHERN STAR IV SPONSOR LLC

Dated: March 27, 2024	By:	/s/ Jonathan J. Ledecky
		Name:	Jonathan J. Ledecky
		Title:	Managing Member

Dated: March 27, 2024	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky